Exhibit (d)(3)

GUARANTEED MINIMUM DEATH BENEFIT RIDER (GMDB)

Any undefined terms used in this rider have the meaning set forth in the policy to which this rider is attached. This policy is referred to as the Base Policy in the rest of this rider. This rider, when paid for, is made a part of the Base Policy, based on the application for the rider.

1.	GMDB Benefit Prior to its Expiry Date, this rider guarantees that the Base Policy and any attached riders (see Section 9) will never lapse when the Base Policy’s Cash Surrender Value is insufficient to pay the Monthly Deduction Charges, as defined in the Base Policy. The Expiry Date is the Policy Anniversary on which the Insured is attained age 100. This date is shown on this rider’s data page and will not be adjusted for any period while the rider has been placed on an inactive status, as described in Section 9.

2.	When GMDB Benefit Is In Effect If on any Monthly Deduction Day, the Base Policy’s Cash Surrender Value is insufficient to pay the Monthly Deduction Charges, the GMDB Benefit will be in effect provided the rider: (a) is still in force; and (b) has not been placed on an inactive status, as described in Section 9.

This rider will be in force if it has not ended pursuant to the terms of Sections 3 or 13.

When the GMDB Benefit is in effect, the Monthly Deduction Charges will be deducted from the Base Policy’s Cash Value less any outstanding policy loans. This amount is referred to as Available Cash Value in this rider. The amount of the Monthly Deduction Charges, which exceeds the Available Cash Value, will be waived, including the GMDB Rider Charge.

If this rider ends during a period when the GMDB Benefit is in effect, the Base Policy will enter the Late Period on the date the rider ends and will lapse if the required payment under the Base Policy is not made.

3.	Rider Availability This rider is only available with Life Insurance Benefit Option 1 for the Base Policy as shown on the “Policy Information” Data Page. If you elect to change to Life Insurance Benefit Option 2 or 3 for the Base Policy, this rider will end. If you request such a change, we will notify you at that time that it will cause this rider to end.

4.	GMDB Premium Test The GMDB Premium Test is satisfied as of a Monthly Deduction Day if [(a) – {(b) + (c)}] + (d) is at least equal to the GMDB Required Premium as of that date, where:

(a)	equals the cumulative sum of all premiums paid to date under the Base Policy;

(b)	equals the amount of any partial surrenders and any associated processing fee;

(c)	equals the amount of any outstanding policy loan and accrued loan interest; and

(d)	equals one Monthly GMDB Premium.

5.	GMDB Required Premium The GMDB Required Premium on a Monthly Deduction Day is equal to the cumulative sum of all Monthly GMDB Premiums from the Policy Date up to that Monthly Deduction Day (except for the period when the rider has been placed on an inactive status, as described in Section 9). The Monthly GMDB Premium is shown on this rider’s data page.

Since any Base Policy issued under the Guideline Premium Test must continue to qualify as Life Insurance, as defined under Section 7702 of the Internal Revenue Code, the GMDB Required Premium will never exceed the Guideline Premium Limit.

The Monthly GMDB Premium may be adjusted if: (a) a change is made to the Face Amount of (i) the Base Policy (including those arising from a partial surrender) or (ii) any attached rider; (b) any riders are added to, or removed from, the Base Policy; or (c) a change is made to the Insured’s class of risk. If the Monthly GMDB Premium is adjusted, the new Monthly GMDB Premium will be used to calculate the GMDB Required Premium beginning on the Monthly Deduction Day on or after the date of that change.

If the Monthly GMDB Premium is adjusted, we will give you a new rider data page which reflects the change.

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GUARANTEED MINIMUM DEATH BENEFIT RIDER (GMDB) (Continued)

6.	Failure Of The GMDB Premium Test If on a Monthly Deduction Day, the GMDB Premium Test is not satisfied, we will send a notice to you requesting a payment equal to the amount necessary to pass the GMDB Premium Test as of the next Monthly Deduction Day. If we do not receive this required payment by the next Monthly Deduction Day, this rider will end. However, we will reinstate this rider if you make a payment in an amount necessary to pass the GMDB Premium Test as of the Monthly Deduction Day following the date that the rider ended.

7.	GMDB Rider Charge There is a charge for this rider, as shown on this rider’s data page. The GMDB Rider Charge will be deducted from the Base Policy’s Cash Value on each Monthly Deduction Day.

8.	Effect Of GMDB Rider On The Base Policy If the GMDB Benefit is in effect prior to the 10th Policy Anniversary, the Base Policy’s 10-Year No Lapse Guarantee will not be in effect and the Base Policy will not enter the Late Period. Any deferred amounts owed under the Base Policy’s 10-Year No Lapse Guarantee will not include any amounts waived by the GMDB Benefit.

9.	Effect Of GMDB Rider On Other Riders As part of the Monthly Deduction Charges, the GMDB Benefit covers the monthly deductions due for any other riders, which may be included in the Base Policy.

However, if Monthly Deduction Charges are being waived under the terms of a Monthly Deduction Waiver (MDW) Rider attached to the Base Policy, this rider is placed on an inactive status, no benefit under this rider is in effect and the GMDB Premium Test does not apply. In addition, no charges for this rider will be payable to us during the period of disability.

Once Monthly Deduction Charges (including the GMDB Rider Charge) are no longer being waived as described above, this rider will be restored to active status. Beginning on the next Monthly Deduction Day, the GMDB Premium Test will be resumed.

10.	Values This rider does not have cash or loan value.

11.	Rider Dates And Amounts When this rider is issued, we show the Expiry Date, the Monthly GMDB Premium, and the GMDB Rider Charge on this rider’s data page. The rider and the Base Policy have the same Issue Date.

12.	Conformity With Law This rider is subject to all laws that apply. We reserve the right to make changes to this rider to ensure that this rider qualifies as life insurance under federal tax law. You should consult with your personal tax advisor regarding the tax consequences of adding this rider to your Base Policy.

13.	When Rider Ends You may cancel this rider, at any time, by sending a signed notice to us at our Service Office for variable products or any other location that we indicate to you in writing. This rider will end on the Monthly Deduction Day on or next following the date we receive your request.

This rider will also end if:

(a)	The Base Policy ends;

(b)	This rider reached its Expiry Date;

(c)	You have not made the required payment to pass the GMDB Premium Test pursuant to the terms of Section 6; or

(d)	This rider has ended pursuant to the terms of Section 3.

If this rider ends or is cancelled for any reason it will provide no further benefits to you.

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

Secretary]	President]

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POLICY NUMBER—[00 000 000]	INSURED—[JOHN DOE]

GUARANTEED MINIMUM DEATH BENEFIT RIDER (GMDB) - RIDER DATA PAGE

Expiry Date - #3 [10/18/2078]

Monthly GMDB Premium - #4 [$100.87]

GMDB Rider Charge - $.01 per $1,000 of policy face amount and any applicable rider benefits

RIDER DATA PAGE 2

GMDB - 2

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